UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Jared F. Sine

General Counsel

Match Group, Inc.

8300 Douglas Avenue, Suite 800

Dallas, TX 75225

Telephone: (214) 576-9352

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Gregory R. Blatt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,630,829

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,630,829

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,630,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See Item 3.

13.	Percent of Class Represented by Amount in Row (11) 10.0% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)         Based on 41,806,197 shares of Common Stock outstanding on July 22, 2016.

Introductory Note

Gregory R. Blatt (the “Reporting Person”) serves as a director and as the Chairman and Chief Executive Officer of Match Group, Inc., a Delaware corporation (the “Company” or the “Issuer”).  Upon the completion of the Company’s initial public offering on November 24, 2015, the Reporting Person beneficially owned 3,711,413 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), representing approximately 8.8% of the Company’s outstanding Common Stock, based on 38,333,333 shares of Common Stock outstanding.  The Reporting Person’s ownership on November 24, 2015 was comprised entirely of stock options that were either then exercisable or scheduled to vest and become exercisable (subject to continuous service through the vesting date) within 60 days of such date.  On December 13, 2015, the Reporting Person acquired beneficial ownership of an additional 481,916 shares of Common Stock due to options to acquire Common Stock that were scheduled to vest and become exercisable (subject to continuous service through the vesting date) within 60 days of such date.  On September 19, 2016, the Reporting Person acquired beneficial ownership of an additional 437,500 shares of Common Stock due to options to acquire Common Stock that are scheduled to vest and become exercisable (subject to continuous service through the vesting date) within 60 days of such date.  Following such acquisitions, the Reporting Person beneficially owned 4,630,829 shares of Common Stock, representing approximately 10.0% of the Company’s outstanding Common Stock as of September 19, 2016, based on 41,806,197 shares of Common Stock outstanding on July 22, 2016.

In accordance with U.S. Securities and Exchange Commission (the “SEC”) Rule 13d-3, the ownership percentages for the Reporting Person set forth above do not take into account 209,919,402 shares of the Company’s Class B common stock, par value $0.001 per share (the “Class B Common Stock”), outstanding, all of which are owned by the Company’s controlling stockholder, IAC/InterActiveCorp.  Each share of Class B Common Stock is convertible into Common Stock on a one-for-one basis.  Class B Common Stock is not publicly traded.  Except where applicable law requires a separate class vote, the Common Stock and the Class B Common Stock vote together as single class on all matters presented to stockholders for vote or approval, including the election of directors, with each share of Class B Common Stock having ten votes per share and each share of Common Stock having one vote per share.  The 4,630,829 shares of Common Stock beneficially owned by the Reporting Person as of September 19, 2016 represented less than 1% of the combined total voting power of the Company’s Common Stock and the Class B Common Stock as of such date.  Assuming the conversion of all outstanding shares of Class B Common Stock into Common Stock, as of September 19, 2016, the Reporting Person beneficially owned approximately 1.8% of the Company’s outstanding capital stock. All beneficial ownership percentages in this paragraph are based on 41,806,197 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding, in each case, on July 22, 2016.

As both a director and an executive officer of the Issuer, the Reporting Person’s beneficial ownership of Common Stock was reported in the Company’s definitive proxy statement filed with the SEC on April 29, 2016. In addition, filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), have been made on behalf of the Reporting Person in connection with, and from and after the completion of, the Company’s initial public offering.

Item 1.  Security and Issuer

This Report on Schedule 13D relates to the Common Stock of the Company.  The Company’s principal executive offices are located at 8300 Douglas Avenue, Suite 800, Dallas, TX 75225.

Item 2.  Identity and Background

(a)                                 Name: Gregory R. Blatt

(b)                                 Business Address: The Reporting Person’s business address is c/o Match Group, Inc., 555 West 18th Street, New York, NY 10011.

(c)                                  Principal Occupation or Employment: The Reporting Person has been a director of the Company since October 2015, Chairman of the Company since December 2013 and Chairman and Chief Executive Officer of the Company since January 2016.  The Company’s principal business address is 8300 Douglas Avenue, Suite 800, Dallas, TX 75225.

(d)                                 Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person’s beneficial ownership of Common Stock is comprised entirely of 4,630,829 options to purchase shares of Common Stock, 4,193,329 of which are presently exercisable and 437,500 of which are scheduled to vest and become exercisable (subject to continuous service through the vesting date) within 60 days of September 19, 2016.  All of these stock options are governed by the Match Group, Inc. 2015 Stock and Annual Incentive Plan (the “2015 Plan”).

All of these stock options were granted in connection with the Reporting Person’s service as an officer of the Company, and as a result, no additional consideration was paid by the Reporting Person in connection with the receipt of such stock options.

In addition to the 4,630,829 stock options described above, the Reporting Person also holds the following options to purchase Common Stock, all of which are governed by the 2015 Plan and none of which are presently exercisable nor scheduled to vest and become exercisable within 60 days of September 19, 2016:

•                  stock options (right to purchase) with respect to 1,393,067 shares of Common Stock, all of which are scheduled to vest on December 18, 2016, subject to continuous service through the vesting date;

•                  stock options (right to purchase) with respect to 963,834 shares of Common Stock, which are scheduled to vest in two equal installments on February 11, 2017 and 2018, subject to continuous service through the vesting date;

•                  performance-based stock options (right to purchase) with respect to 1,445,749 shares of Common Stock, which are scheduled to vest in two equal installments on February 11, 2017 and 2018, subject to: (i) continuous service through the vesting date, with one third of such condition being satisfied on each of February 11, 2016, 2017 and 2018, and (ii) the achievement of specified levels of EBITDA by certain of the Company’s businesses for the fiscal years ended 2015 and/or 2016, with the number of stock options so vesting (if any) tied to the applicable levels of EBITDA ultimately achieved;

•                  stock options (right to purchase) with respect to 1,312,500 shares of Common Stock, which are scheduled to vest in three equal installments on November 18, 2017, 2018 and 2019, subject to continuous service through the vesting date; and

•                  performance-based stock options (right to purchase) with respect to 1,750,000 shares of Common Stock, which are scheduled to vest in four equal installments on November 18, 2016, 2017, 2018 and 2019, subject to continuous service through the vesting date, and which will become exercisable if the closing price per share of the Common Stock during any 20 consecutive trading day period equals or exceeds $15.96 (a 33% increase to the closing price of the Common Stock on the grant date).

Item 4.   Purpose of Transaction

As described in Item 3 above, the Reporting Person acquired the securities identified in this Statement, all of which are governed by the 2015 Plan, in connection with his service as an officer of the Company.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Company through compensatory grants of equity awards by the Company or through public or private purchases of Common Stock (or other securities of the Company). The Reporting Person may exercise the stock options described in Item 3 above and subsequently dispose of the underlying Common Stock or otherwise acquire or dispose of Common Stock (or other securities of the Company), to the extent deemed advisable in light of his general investment strategies, market conditions or other factors.

In the ordinary course of his duties as Chairman and Chief Executive Officer and as a director of the Company, in the future the Reporting Person may discuss and make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Company.

Except as described in this Statement or in his capacity as Chairman and Chief Executive Officer or a director of the Company, the Reporting Person has no plans or proposals which relate to or would result in:

(a)                                 the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i)                                     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)                                 The Reporting Person beneficially owns 4,630,829 shares of Common Stock of the Company, comprised of options to purchase 4,630,829 shares of Common Stock, 4,193,329 of which are presently exercisable and 437,500 of which are scheduled to vest and become exercisable (subject to continuous service through the vesting date) within 60 days of September 19, 2016. The Reporting Person beneficially owns approximately 10.0% of the Company’s Common Stock, based on 41,806,197 shares of Common Stock outstanding as of July 22, 2016 and assuming that the shares of Common Stock underlying these stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).  The Reporting Person also holds the stock options set forth in Item 3.

(b)                                 Upon exercise of the stock options that are presently exercisable or scheduled to vest and become exercisable within 60 days of September 19, 2016, the Reporting Person will have the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 4,630,829 shares of Common Stock of the Issuer underlying the stock options.

(c)                                  The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days.

(d)                                 No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock underlying the stock options identified in this Statement.

(e)                                  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.  Materials to be Filed as Exhibits

10.1

Employment Agreement, dated as of April 27, 2016, by and between Gregory R. Blatt and Match Group, Inc. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4, filed on July 1, 2016).

10.2	Match Group, Inc. 2015 Stock and Annual Incentive Plan (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2016).
10.3

Form of Notice and Terms and Conditions for Stock Options granted under the Match Group, Inc. 2015 Stock and Annual Incentive Plan (incorporated by reference to Exhibit 10.26 to Amendment No. 3 to the Company’s Registration Statement on Form S-1, filed on November 16, 2015).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

/s/ Gregory R. Blatt
Dated: September 20, 2016	Gregory R. Blatt